As filed with the Securities and Exchange Commission on May 31, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

POINTER TELOCATION LTD.
(Exact name of Registrant as specified in its charter)

Israel	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 Korazin Street
Givatayim 53583 Israel
972-3-572-3111

(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE  19711
302-738-6680

(Name, address and telephone number of agent for service)

Copies of all Correspondence to:

ADRIAN DANIELS, ADV.
Yigal Arnon & Co.
1 Azrieli Center
Tel Aviv, 67021 Israel
Tel: 972-3-608-7851

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Calculation of Registration Fee

Title of Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Security(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Ordinary Shares, par value
NIS 3.00 per share	1,207,500	9.075	10,958,062	$340

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933 based on the average of the high and low prices of the Registrant’s ordinary shares on May 29, 2007.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION
Dated May 31, 2007

PROSPECTUS

Pointer Telocation Ltd.
1,207,500 Ordinary Shares

        This prospectus relates to the resale, from time to time, by the selling shareholders named in this prospectus of up to 1,207,500 ordinary shares (including 402,500 ordinary shares issuable upon the exercise of warrants). The registration of these shares does not necessarily mean that any of the selling shareholders will offer or sell their shares.

        The selling shareholders may sell all or any portion of these shares from time to time in (i) open market transactions in the over-the-counter market through the Nasdaq Capital Market or the Tel-Aviv Stock Exchange; (ii) in privately negotiated transactions or otherwise; (iii) directly to purchasers or through agents, brokers, dealers or underwriters; (iv) at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices; or (v) or any other means described in the section entitled “Plan of Distribution.”

        We will pay the costs of registering these shares under the prospectus, including legal fees.

        Our ordinary shares currently trade on the Nasdaq Capital Market under the symbol PNTR and on the Tel Aviv Stock Exchange, or TASE under the symbol PNTR. On May 29, 2007, the last reported sale prices of our ordinary shares were $9.07.

        SEE “RISK FACTORS” BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

        This prospectus does not offer to sell or solicit an offer to buy any security other than the ordinary shares offered by this prospectus. In addition, this prospectus does not offer to sell or solicit any offer to buy any securities to or from any person in a jurisdiction where it is unlawful to make this offer or solicit an offer from a person in that jurisdiction.

        NONE OF THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION HAVE APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is _____, 2007.

        When you are deciding whether to purchase the securities being offered by this prospectus, you should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone to provide you with different information. We are not making any offer of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

        Our financial statements are prepared in accordance with generally accepted accounting principles in the United States. All references to “dollars” or “$” in this prospectus are to United States dollars, and references to “NIS” are to New Israeli Shekels.

PROSPECTUS SUMMARY

Our Business

        Our company is a leading provider of services to insurance companies and car owners. We offer stolen vehicle recovery, or SVR, road-side assistance, towing, and car replacement services in case of stolen or damaged cars. We also supply fleet management and mobile resource management solutions.

Background

        Until 2003, our business focused primarily on the development, manufacture and sale of location based services and stolen vehicle retrieval services. In April 2003, our management decided to strategically focus on providing a range of services to automobile owners and insurance companies.

        Our new strategy was implemented through two acquisitions in Israel and the establishment of a subsidiary in Mexico.

        In June 2004 we purchased all of the outstanding and issued share capital of Shagrir Systems Ltd., or Shagrir, not already held by us. Shagrir was our local Israeli operator and service provider, which mainly provided stolen vehicle retrieval and other security value-added services mainly for vehicle owners through a communication network based on our technology.

        In June 2004, we also incorporated a Mexican company, Pointer Recuperacion de Mexico, SA de CV, or Pointer SA, to serve as our local Mexican operator and service provider, which would provide stolen vehicle retrieval using a communication network based on our technology.

        In February 2005, our subsidiary, Shagrir, purchased the assets and activities of Shagrir Towing Services, an Israeli company which provided road-side assistance and towing services, in Israel.

        As a result of the implementation of our strategy, we currently provide a range of services to automobile owners and insurance companies.

        As a result of the two acquisitions we made in Israel, Shagrir, is currently the most significant operation we have, and is expected to account for the majority of our business and revenues in the foreseeable future. In Israel we currently provide the full range of our services.

Corporate Information

        Pointer was founded in 1991 by BVR Technologies Ltd. At that time, we began developing specialized long-range wireless solutions for location and messaging applications, using Frequency Hopping Spread Spectrum technology. Our legal and commercial name is Pointer Telocation Ltd. Through December 1997 we operated under the name Nexus Telecommunication Systems, Ltd. and through January 2006 we operated under the name Pointer Telocation Ltd. We operate under the Israel Companies Law – 1999. Our shares are publicly traded on the Nasdaq Capital Market under the symbol PNTR and on the TASE under the same symbol. Our executive offices and research and development main facilities are located in 1 Korazin Street, Givatayim, 53583, Israel, telephone number 972-3-572-3111. The headquarters of our subsidiary, Shagrir, are located in Holon, Israel. The headquarters of our subsidiary, Pointer Argentina, are located in Buenos Aires, Argentina. The headquarters of our subsidiary, Pointer SA, are located in Mexico City, Mexico. In January 2005, our subsidiary, Pointer (Eden Telecom Group) Ltd., was renamed Shagrir Systems Ltd. Our Web site is www.pointer.com. Information on our web site is not incorporated by reference in this annual report.

Recent Developments

        Since January 1, 2007, the following important events have occurred to us:

Private Placements with U.S. Institutional Investors

        On April 2, 2007, we entered into and consummated a share purchase agreement, or the April Investment, with a group of United States institutional investors for the purchase of 805,000 of our ordinary shares for an aggregate price of $8.5M. Pursuant to the transaction, the investors were also issued warrants to purchase 402,500 of our ordinary shares, such that for each one share purchased the investors were entitled to a warrant to purchase half a share. The warrants are exercisable into ordinary shares, at an exercise price per share of $12.6 and will be exercisable for a period of five years. Following the transaction two of the investors, individually, hold more than 5% of our issued and outstanding share capital.

Potential acquisition of Cellocator Ltd.

        In March 2007, we announced the execution of a non-binding Memorandum of Understanding to acquire the assets and liabilities of Cellocator Ltd., or Cellocator, a private Israeli company active in the field of cellular location-based services and technology. The closing of the transaction is subject to the completion of a full due diligence review to our full satisfaction. We will pay Cellocator and its shareholders approximately US$18.5 million in cash, shares and a convertible debenture. Following the completion of the transaction and upon conversion of the debenture, Cellocator and/or its shareholders will hold approximately 5.37% of our issued and outstanding share capital (on a fully diluted basis). We cannot guarantee that this transaction will be consummated.

MOU with a leading provider of Road Side Assistance in Argentina

        In March 2007, we also executed a binding Memorandum of Understanding, or MOU, with a leading provider of roadside assistance in Argentina, or the Argentinian Provider, to cooperate in offering location based services and stolen vehicle retrieval services. The closing of the transaction is subject to the success of the Argentinian Provider in reaching an agreement with a leading automotive manufacturer in Argentina. Based on the MOU, upon closing, the Argentinian Provider shall transfer to Pointer Argentina all of its location based services and SVR business in consideration for 11% of the outstanding share capital of Pointer Argentina. Thereafter, contingent upon the success of the project during the two years following the closing, the Argentinian Provider will increase its holdings in Pointer Argentina, and we will provide Pointer Argentina with certain of our products, free of charge, during these two years.

Potential acquisition of the Argentinian Provider

        In March 2007, we executed a non-binding Letter of Intent to acquire controlling ownership of the Argentinian Provider, in consideration for $9 million.

Grant of Options to Employees

        On January 28, 2007, our board of directors resolved to issue to our employees options to purchase 63,000 of our ordinary shares, pursuant to our 2003 Employee Share Option Plan, which will vest in four equal annual installments over a period of four years, commencing as of the date of the grant, at an exercise price of $11.24 per share.

        On March 5, 2007 our board of directors resolved to modify the terms of the options granted to our former CFO on November 23, 2005, by accelerating the vesting of all of the options and extending the exercise period until June 30, 2008.

        On February 15, 2007, our board of directors resolved to extend the Warrants granted to Bank Hapoalim, Shagrir Towing Services and ADACH Property Ltd., formerly Shagrir (1985) Ltd., until June 30, 2007.

Private Placements with Israeli Institutional Investors

        On December 28, 2006 we entered into a Share Purchase Agreement with a group of Israeli institutional investors for the purchase of 425,000 of our ordinary shares for an aggregate price of $4.7M, out of which, an amount of $2.586 million was received by December 31, 2006. The transaction was consummated on January 12, 2007. Pursuant to the transaction, the investors were also issued warrants to purchase 212,500 of our ordinary shares, such that for each one share purchased the investors were entitled to a warrant to purchase half an ordinary share. The warrants are exercisable into ordinary shares, at an exercise price per share of $13 and will be exercisable for a period of four years. None of the investors were, or following the transaction have since become, our affiliates.

Potential Claim

        In February 2002, we executed (i) an agreement with Sino Telocation Ltd., or Sino, pursuant to which we were to provide Sino with a car localization system, or the System, in consideration for $900,000; and (ii) an agreement with Sino and the China National Electronics Import Export Beijing Company, or CEIEC, for the funding of the acquisition of the System. Pursuant to the agreements we received a down payment of $300,000 from CEIEC against a bank guarantee in favor of CEIEC from Bank Hapoalim B.M. We requested that CEIEC issue a letter of credit to insure the shipment of the System. CEIEC did not issue the letter of credit and as a result the System was not provided. As the System was unique and adapted for the Chinese market, we were not able to sell the System to others. CEIEC and Sino’s breach of the agreements caused us extensive damages, in particular due to the failure to pay the remainder of consideration, in the amount of $600,000.

        On November 26, 2002, we filed a claim with the Tel-Aviv Magistrate’s Court for a permanent injunction against Bank Hapoalim B.M. and CEIEC requesting that the court prohibit Bank Hapoalim from paying CEIEC any amount, pursuant to the guarantee. The Court ruled in our favor. CEIEC commenced proceedings in China, against Bank Hapoalim, to which we are not a party, for the payment of the guarantee. In August 2004, Bank Hapoalim informed us that it may pay to CEIEC the guaranteed amount plus interest at a rate of 0.5% per week, commencing March 2002 and, in such an event, will request that we indemnify it for the amount paid.

        In March 2005, we filed a claim against CEIEC and against Sino, with the China International Economic and Trade Arbitration Commission Beijing, China, or CIETAC, for approximately $557,000 representing the damages caused to us by the breach of the contract by CEIEC and Sino in respect of the China transaction.

        As a result of the filing of the claim with CIETAC, the proceedings which had been initiated by CEIEC against Bank Hapoalim, in China, for payment of the guarantee, were suspended.

        In January 2006, CIETAC provided a ruling in our favor, pursuant to which CEIEC and Sino are to pay us $557,000 representing most of the damages caused to us plus interest rate of 6% per annum from April 2003 and additional costs incurred by us.

        In February and in June 2006, Sino and CEIEC, respectively, petitioned the Beijing No. 2 Intermediate People’s Court to overturn the ruling of CIETAC.

        In December, 2006 the Beijing No. 2 Intermediate People’s Court ruled that CIETAC should issue a new ruling and grant a new arbitration award accordingly. No grounds were given. As a result of the Court’s decision CIETAC issued a Notice of Re-arbitration.

        In March, 2007 CEIEC petitioned the CIETAC for the replacement of the arbitration panel, on the grounds that the previous decisions was biased and against the interests of the state. An objection to the petition was filed. The petition and objection have yet to be addressed.

        As of May 1, 2007, no dates have been set and no further information has been received from CIETAC.

THE OFFERING

Securities offered by the selling shareholders	1,207,500

NASDAQ Capital Market symbol	"PNTR"

Use of proceeds	We will not receive any proceeds from the sale of the ordinary shares offered hereby.

Ordinary shares outstanding as of May 1, 2007	4,452,875

Risk factors	Prospective investors should carefully consider the Risk Factors beginning on Page 10 before buying the ordinary shares offered hereby.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated in it by reference contain forward-looking statements which involve known and unknown risks and uncertainties. We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “should,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or the negative of such terms, or other comparable terminology.

        Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption Risk Factors and certain other matters discussed in this prospectus, the documents incorporated by reference in this prospectus, and other publicly available sources. Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied

Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

RISK FACTORS

        An investment in our securities is speculative and involves a high degree of risk. Therefore, you should not invest in our securities unless you are able to bear a loss of your entire investment. You should carefully consider the following factors as well as the other information contained in this prospectus before deciding to invest in our ordinary shares. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below. This prospectus and statements that we may make from time to time may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. The information in this prospectus is complete and accurate as of this date, but the information may change after the date of this prospectus. We undertake no obligation to revise or update any forward-looking statements to reflect any event or circumstance that may arise or develop after the date of this prospectus.

General Risks Factors Relating to Our Company

        This annual report and statements that we may make from time to time may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below.

        We have a history of net losses.

        With the exception of the years 2006 and 2003, we have incurred a net loss in each year of our existence. Our net profits in 2006 were $1.2 million and were principally from continuing operations of $0.3 million and other income of $1.3 million off-set by impairment of long lived assets of $0.4 million. Our net profits in 2003 of $5.3 million resulted from a one-time non-cash capital gain of $8.5 million from the disposal of discontinued operations and were offset by a $3.3 million loss from continuing operations. Prior to 2004, our majority owned subsidiary Shagrir had never recorded net profits but has recorded shareholders’ equity surplus for the first time in 2006. Although our company as well as Shagrir are currently profitable we may continue to sustain net losses for the foreseeable future, for several reasons, including resulting from increases in working capital deficiency (see “Recent Developments”) and costs associated with other business initiatives in Israel and abroad. As a part of our strategy, we are focusing on the development of new businesses and services, both in the territories in which we currently operate as well as in new territories. Investing in such new businesses may result in an increase in short term losses. If we continue to sustain prolonged net losses or losses from continuing operations, we may have to cease our operations.

        The majority of our business operations are based in Israel

        Due to our purchase of Shagrir in 2004 and the acquisition by Shagrir of the business activities of Shagrir Towing Services in February 2005, the majority of our operations are located in Israel, and Shagrir accounts for the majority of our revenues. Consequently, certain events in Israel which may or may not be directly connected with our business may have a disproportionate effect on our operations. For instance, major public transportation projects, changes in vehicle related taxes, a proposed increase in the imputed value of vehicles provided as a part of employee compensation and other macroeconomic changes in Israel may reduce the number of vehicle owners. Although to date we have not seen a drop in private vehicle users as a result of such factors, current projects including high-speed rail systems could lead to such a drop in the future, thereby reducing the volume of our operations in Israel. We also rely on the renewal and retention of several operating licenses issued by certain Israeli regulatory authorities. Should such authorities fail to renew any of these licenses, suspend existing licenses, or require additional licenses, we may be forced to suspend or cease certain services that we provide. Additionally, a sustained downturn in the Israeli economy could have a significant impact on our business.

        Our future operations depend on our ability to obtain additional financing.

We have historically financed our operations through public and private placements of equity and debt securities, cash generated from the sales of our systems, grants for research and development projects and bank credit lines. We cannot assure you that if we are required to raise additional financing in the future that we will be able to obtain such financing on satisfactory terms, if at all, and if we are able to raise financing through the issuance of shares, this may result in the dilution of the interests of our current shareholders. In a series of investments, since March 2003 to date, we raised $35 million, and in February 2005 our subsidiary Shagrir received approximately NIS 200 million in loans and convertible debt as part of Shagrir’s acquisition of the road-side assistance and towing services of Shagrir Towing Services. In June 2004, as part of the purchase of all of the securities of Shagrir not already held by our Company at such time, we issued further shares and warrants to purchase our shares. We believe that our current assets, together with anticipated cash generated from operations and outstanding bank credit lines, will sufficiently allow us to continue our operations as a going concern for the foreseeable future. We have registered for resale securities issued and issuable in connection with these transactions. In this registration statement we are registering, pursuant to the April Investment, 1,207,500 of our ordinary shares (including 402,500 ordinary shares issuable upon the exercise of warrants issued in connection with that transaction). As a result of the registration statements that we currently have outstanding and are currently filing, many or all of our investors who recently purchased our securities may elect to sell some or all of our securities. Should such sales be significant in volume or take place over a short period of time, our share price may decline significantly, and we may find it difficult to raise additional funding through the issuance of equity or convertible debt securities. If our future capital requirements are greater than the cash we obtain from our business and available financing, if any, we may, among other things, be required to significantly reduce our research, development, product commercialization, marketing or other activities or even cease operations.

        Shagrir has significant loans which it is required to repay in accordance with a strict schedule

        In order to finance Shagrir’s acquisition of the road-side assistance and towing services of Shagrir Towing Services, it received a NIS 100 million credit facility from Bank Hapoalim, a NIS 40 million loan from Shagrir Towing Services and approximately NIS 50 million was loaned to it from a group of investors led by Gandyr Investments Ltd. and Egged Holdings Ltd., of which NIS 87 million as of March 31, 2007 remained payable. Nevertheless, Shagrir still has substantial outstanding loans and, despite the fact that we are cash positive, should Shagrir fail to repay the loans in accordance with the repayment schedule pertaining to each loan and should a lender refuse to amend the relevant repayment schedule, such lender may realize certain liens that were created in its favor by Shagrir. This could result in Shagrir having to divest itself of parts of its business and may result in the cessation of its operations. This may have a material adverse affect on our financial condition.

        We may not be able to successfully compete in the extremely competitive markets for our products and services.

        We face intense competition in the markets in which we operate.

        In Israel, our primary competitors are Drachim Road Side & Towing Services Ltd., Femi Premium Ltd. and Shlomo-SIXT Road Side Services & Garages Ltd., all of which mainly compete with us in providing road-side assistance and towing services although we currently are the leading road-side assistance and towing service provider in Israel. Ituran Location & Control Ltd. is our main direct competitor in the stolen vehicle retrieval services market in Israel and Argentina. LoJack – Car Security S.A. and LoJack de Mexico, S. de RL de CV are our main competitors in Argentina and Mexico, respectively.

        In other countries in which we intend to provide road-side assistance, towing and other services, our main competition is from local companies as well as large international corporations with local operations. Our primary competitors in the other geographical markets in which we currently provide our location based services are mainly LoJack globally, Ituran in Argentina and other local service providers in each country. Such competitors use different technologies, such as radio technologies, cellular and other technologies.

        Should any of our competitors in Israel or globally successfully provide a broader, more efficient or attractive combination of services to insurance companies and automobile owners, our business results could be materially adversely affected.

        Many of our competitors have substantially greater capital resources and significant research and development staffs, facilities, marketing and distribution networks, name recognition and extensive customer bases. While we plan to continue to improve our services and maintain our marketing efforts, we cannot guarantee that we will grow or even maintain our customer base or we may need to invest more in our efforts to do so.

        We depend on a small number of customers.

        We depend on a small number of customers located mainly in Israel and South America, for a significant part of our revenues, and our future depends on our ability to maintain our existing customers and attract new customers. As a result of our acquisition of the activities of Shagrir Towing Services, the customers which account for a major part of our revenues in future years are Israeli insurance companies, which offer our road-side assistance and towing services as part of their vehicle insurance policy packages which they sell to their customers. While in 2006 only one customer comprised over 10% of our revenues, since our business model relies on a relatively low number of customers the loss of even a small number of customers could materially affect our financial condition.

        If the creditworthiness or the financial strength of the customers were to decline, there could be an adverse effect on our operating results and cash flows. Should geopolitical situations change in the countries where our customers operate, there could be additional credit risks.

        In cases where our customer is the operator (not owned by us), we use several methods in order to assure collectibility. In most cases, we demand financial guarantees such as a Letter of Credit or payments before delivery. To a lesser extent we assess collectibility, by assessing the credit history for each customer on a case-by-case basis and investigating the financial capabilities of our customers by receiving on-going information on their business status. However, we cannot be certain that our estimations will prove correct as to any one of our customers.

        We rely on operators to provide services for our Location Based Solution systems.

        In certain countries we rely on third party operators and police forces to provide our stolen vehicle retrieval services. This requires us to maintain good relationships with these third party operators to ensure that they continue to work with us and provide a good service to our customers. Since we do not own these operators, we have little or no control over their effectiveness or methods of operation. The implementation of the operators’ business plans depends mainly on factors unrelated to our interests such as their marketing strategies, their financial stability and the specific requirements and circumstances in their territories. Our consecutive end unit sales, future system upgrades, future infrastructure extensions and revenues from other sources, where applicable, from such territories is dependent on their penetration rate and successful sale growth as well as on the operators’ continuous success and their continuous decision to offer these services and products in their respective territories. Should we fail to maintain relationships with these third party operators, or these operators fail to successfully market and service our products, our business would be adversely affected.

        We use fixed price contracts with our customers

        Our road-side services in Israel are sold through annual fixed price contracts, according to which we are paid a fixed price by insurance companies for each of their customers who subscribe to receive our services. Should operational expenses rise due to factors such as a rise in the price of gasoline or any other materials necessary for our operations, our profit margins could suffer as a result. Since it is often difficult to predict future price rises in the cost of raw materials, our fixed price contracts may not adequately cover our future outlays. Additionally, the frequency by which vehicle users may take advantage of our road-side services can vary unpredictably. Sustained adverse weather conditions, increased regional hostilities or acts of terrorism, and poor road maintenance may increase customer usage of our services in any given year, thus reducing profit margins.

        The majority of our SVR services in Israel are linked to the US Dollar while operational expenses, like salary, are linked to NIS. Our profit margins could suffer as a result of revaluation of the NIS against the US Dollar. Since it is often difficult to predict future exchange rates our fixed price contracts may not adequately cover our future outlays and reduce profit margins.

        We rely on a single-source supplier to manufacture end units for our Location Based Solution systems

        While we have commenced diversifying our product base through our combination of cellular units together with GPS devices in our location based services, we are still principally reliant on our traditional Pointerware suite of products, formerly known as Nexusphere, which we do not manufacture ourselves. Most of the components of our LBS end unit devices are manufactured for us by independent manufacturers abroad and are assembled by a turn-key subcontractor located in Israel, and there is no certainty that this subcontractor will be able to continue to provide us with manufacturing and assembly services in the future. Furthermore, while cellular, GPS and car alarm devices are manufactured by several sub-contractors located in Israel, we currently only use the services of one such company. Our reliance on independent contractors, especially those located in foreign countries, involves a number of risks, including:

—	reduced control over delivery schedules, quality assurance, manufacturing yields and cost;
—	reduced manufacturing flexibility due to last moment quantity changes;
—	transportation delays;
—	political and economic disruptions;
—	the imposition of tariffs and export controls on such products;
—	work stoppages;
—	the loss of molds and tooling in the event of a dispute with a manufacturer; and
—	changes in government policies.

        Our agreements and understandings with our suppliers are generally short-term in nature and may be terminated with little or no notice. If a supplier of ours were to terminate its relationship with us, we may be compelled to seek additional sources to manufacture certain of the components of our systems or even to change the design of our products. Although we believe that most of the components of our systems may be readily acquired from numerous suppliers, we cannot assure you that we would be successful in entering into arrangements with other suitable independent manufacturers without significantly impairing our sales in the interim period.

        We are subject to several risks as a result of our international sales

        Systems based on our products and systems are currently installed in Israel, Argentina, Venezuela, Mexico, Russia, Chile and China. We are subject to the risks inherent in international business activities, including changes in the political and economic environment, unexpected changes in regulatory requirements, foreign exchange controls, tariffs and other trade barriers and burdens of complying with a wide variety of foreign laws and regulations. In addition, if for any reason exchange, price controls or other restrictions on conversion of foreign currencies were to be imposed, the above business could be negatively impacted. Moreover, certain of these international operations have experienced the following difficulties:

—	A severe and rapid currency devaluation in Argentina adversely affected Pointer Localizacion Y Asistencia S.A., or Pointer Argentina, US dollar results during 2002. This was mainly due to Pointer Argentina’s inability to increase its Argentinian Peso-denominated prices to its customers, while its major costs of inventory and infrastructure are denominated in US dollars.
—	Venezuela has in recent years imposed foreign exchange controls which have effectively led to the cessation of purchase orders of our SVR products and services from our main customer in Venezuela during 2003. Additionally there is currently discussion by the Venezuelan government regarding the institution of a nationalization program, which could further adversely affect our operations there.

        The technology and standards in the stolen vehicle retrieval industry in which we operate change rapidly and the introduction of products using new technology and the emergence of new industry standards and practices could negatively impact our business.

        The wireless communications industry is characterized by rapid technological changes. The introduction of products using new technology and the emergence of new industry standards and practices could make our products less competitive and cause us to reduce the prices of our products. There are several wireless communications technologies, including cellular telephone, personal communications services, specialized mobile radio and mobile satellite services which have been or may be implemented in the future for applications competitive with the applications we provide. Future implementation and technological improvements could lead to the production of systems which are competitive with, or superior to ours.

        Although during 2006 we introduced the Cellular / GPS Monitoring Unit as one of our products we cannot give any assurance that we will timely or successfully introduce or develop new or enhanced products, which will effectively compete with new products. Our business will be negatively impacted if we do not introduce or develop technologically competitive products that respond to customer needs and are priced competitively.

        Our Location Based Solution products employ proprietary technology, which is difficult to protect and which may infringe on the intellectual property rights of third parties.

        Our success and our ability to compete in the LBS sector depend on our proprietary technology. We rely on a combination of patent and trade secret laws, together with non-disclosure agreements and licensing arrangements to establish and protect proprietary rights in our products. We were granted certain patents in the United States and elsewhere; however, we have not invested significant resources to constantly update and maintain our proprietary technology. We cannot assure you that these efforts will successfully protect our technology because:

—	the laws of some foreign countries may not protect our proprietary rights as fully as do the laws of the United States;
—	if a competitor were to infringe on our proprietary rights, enforcing our rights may be time consuming and costly, diverting management's attention and our resources;
—	measures like entering into non-disclosure agreements afford only limited protection;
—	unauthorized parties may attempt to copy aspects of our products and develop similar products or to obtain and use information that we regard as proprietary; and
—	our competitors may independently develop or patent technologies that are substantially equivalent or superior to our technology, duplicate our technologies or design around our intellectual property rights.

        In addition, others may assert infringement claims against us. The cost of responding to infringement claims could be significant, regardless of whether the claims are valid.

        The use of our proprietary Location Based Solution systems is subject to international regulations.

        While the use of our Cellular Monitoring Units, or CMUs, and services does not require regulatory approvals, the use of our traditional LBS systems is subject to regulatory approvals of government agencies in each of the countries in which our systems are operated, including the State of Israel. We thus obtained in 2001 a regulatory acceptance from the FCC for our vehicular end-unit device (RMU) and for our SVR receiving base station, to the extent required for sale in the U.S. Our operators typically must obtain authorization from each country in which these systems are installed. While, in general, applicants have not experienced problems in obtaining regulatory approvals to date, the regulatory schemes in each country are different and may change from time to time. We cannot guarantee that approvals, which our operators have obtained, are or will remain sufficient in the view of regulatory authorities. In addition, we cannot assure you that operators of our systems will obtain licenses and approvals on a timely basis in all jurisdictions in which we wish to sell our systems or that restrictions on the use of our systems will not be unduly burdensome.

        We may not be able to retain or attract key managerial, technical and research and development personnel that we need to succeed.

        Our success has largely depended and will depend in the future on our skilled professional and technical employees, substantially all of whom have written employment agreements. The competition for these employees is intense. We may not be able to retain our present employees, or recruit additional qualified employees, as we require them.

        Our major shareholder has a controlling stake in our company.

        Pursuant to a series of investments in our company since March 2003, and the exercise of certain warrants, DBSI Investments Ltd., or DBSI, currently owns approximately 22%, of our issued and outstanding shares or 17% on a fully diluted basis. As a result, DBSI has the ability to control material decisions requiring the approval of our shareholders.

Risk Factors Relating to our Ordinary Shares

        We do not expect to distribute cash dividends.

        We do not anticipate paying cash dividends in the foreseeable future. Our Board of Directors will decide whether to declare any cash dividends in the future based on the conditions then existing, including our earnings and financial condition. According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years.

        The market price of our ordinary shares has been, and may continue to be, very volatile.

        The market prices of our ordinary shares have fluctuated widely. The following factors, among others, may significantly impact the market price of our ordinary shares:

—	macro changes and changes in market share in the markets in which we provide services and products;
—	announcements of technological innovations or new products by us or our competitors;
—	developments or disputes concerning patents or proprietary rights;
—	publicity regarding actual or potential results relating to services rendered by us or our competitors;
—	regulatory development in the United States, Israel and other countries;
—	events or announcements relating to our collaborative relationship with others;
—	economic, political and other external factors;
—	period-to-period fluctuations in our operating results; and
—	substantial sales by significant shareholders of our ordinary shares which are currently or are in the process of being registered.

        In addition, the securities markets in general have experienced volatility, which has particularly affected the market prices of equity securities of many companies and companies that have a significant presence in Israel. This volatility has often been unrelated to the operating performance of such companies.

        Our ordinary shares may be affected by limited trading volume and may fluctuate significantly in price.

        Our ordinary shares are traded on the Nasdaq Capital Market and the Tel Aviv Stock Exchange, or TASE. Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders’ ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares from January 1, 2007 to May 1, 2007, on the Nasdaq Capital Market was 110,044 shares and on the TASE was 4,340 shares. The high and low bid price of our ordinary shares for since January 1, 2007 to May 1, 2007, has been $14.55 and $10.01, respectively on the Nasdaq Capital Market and between NIS 58 and NIS 42 during the same period on the TASE. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

        Corporate governance scandals and new legislation could increase the cost of our operations.

        As a result of recent corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general have increased and may continue to increase in the near future. Legislation, such as the Sarbanes-Oxley Act of 2002, has had and may continue to have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

Risk Factors Relating to Our Operations in Israel

        Political and Military Conditions in Israel affect our operations.

        We are incorporated under the laws of the State of Israel. Our headquarters, the headquarters of Shagrir, our operations and the operations of Shagrir, are located in Israel. We are directly affected by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could materially adversely affect our business, financial condition and results of operations. Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980‘s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Since the establishment of the State of Israel in 1948, hostility has existed, varying in degree and intensity, between Israel and the Arab countries. In addition, Israel and companies doing business with Israel have been subject to an economic boycott by the Arab countries. Although Israel has entered into agreements with some Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, there has been a significant increase in violence since September 2000 which continued with varying levels of severity through 2004. Since the death of Yasser Arafat in 2004, low-level negotiations between Israel and Palestinian representatives have been renewed. Nevertheless, the political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. In addition, the election of representatives of the Hamas militant group in January 2006 to a majority of seats in the Palestinian Legislative Council as well as the war with the Islamic militant group Hezbollah in Lebanon in July and August 2006 may create additional unrest and uncertainty in the region. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, many of our employees and subcontractors are located in Israel, which could still face a renewal of civil unrest, terrorist activity and military action. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

        Furthermore, all non-exempt male adult permanent residents of Israel especially under the age of 40, including some of our office holders and employees, are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. In the past there have been significant call ups of military reservists, and it is possible that there will be additional call-ups in the future. While we have operated effectively despite these conditions in the past, we cannot assess the impact these conditions may have on us in the future, particularly if emergency circumstances occur. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

        The Israeli rate of inflation may negatively impact our costs if it exceeds the rate of devaluation of the New Israeli Shekel against the U.S. Dollar.

        A large part of our costs in Israel is not denominated in dollars and may be influenced by the rate of devaluation of the New Israeli Shekel. Should inflation in Israel impact our costs at a rate that exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar our dollar costs in Israel will increase, thus reducing our profitability. In the twelve months ended December 31, 2006, the Israeli economy recorded deflation of approximately 0.1% and the NIS devalued against the U.S. Dollar by approximately 0.8%. However, in the last 15 years the Israeli economy recorded inflation of approximately 115% and the U.S. dollar devalued against the NIS by approximately 85%. There can be no assurance that we will not incur losses from such fluctuations in the future

        We may not be eligible to receive grants or programs provided to us from our participation in research and development, investments and other programs or we may be restricted from manufacturing products or transferring our intellectual property outside of Israel.

        We have received certain grants and programs from the Israeli Government. Some of these programs may restrict our right to manufacture products or transfer our intellectual property outside of Israel. If we do not meet certain conditions in the future, we may have to refund payments previously received under these programs or pay fines.

        Service and enforcement of legal process.

        Service of process upon directors and officers of our company and the Israeli experts named herein, all of who reside outside the United States, may be difficult to effect within the United States. Furthermore, since the majority of our assets are located outside the United States, any judgment obtained against us in the United States may not be enforceable within the United States. We have been informed by our legal counsel in Israel, Yigal Arnon & Co., that there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to certain time limitations, Israeli courts may enforce United States final executory judgments for liquidated amounts in civil matters obtained after due trial before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which enforces similar Israeli judgments, provided that: (i) due service of process has been effected; (ii) such judgments or the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel; (iii) such judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties; and (iv) an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

        The recent issuance of shares and warrants and the conversion of our outstanding convertible notes dilutes the ownership interest of existing shareholders

        Through the issuance of 805,000 ordinary shares in connection with the transaction described above under “Recent Developments – Private Placements with U.S. Institutional Investors”, the ownership interests of existing shareholders have been diluted by 18% based on 3,647,875 shares outstanding immediately prior to that transaction. Further, should the Warrants described above under “Recent Developments – Private Placement with U.S. Institutional Investors” be fully exercised and 402,500 shares be issued, the ownership interest of the shareholders before that transaction will be diluted by approximately an additional 8%.

        If the registration statement of which this prospectus forms a part is not filed and declared effective within certain time limits, we may face significant penalties.

        Pursuant to a Registration Rights Agreement with the investors in the private placement described above under “Recent Developments – Private Placement with U.S. Institutional Investors”, we were obligated to file a registration statement with the Securities and Exchange Commission no later than June 1, 2007, covering the public resale of all of the ordinary shares issued to the investors on April 2, 2007, or issuable upon exercise of the Warrants. This prospectus forms part of such registration statement. The registration statement has to be declared effective by the Commission by July 1, 2007 or, in the event of a review by the Commission, July 31, 2007 (except that this deadline will be extended with respect to ordinary shares which cannot be registered on the registration statement because the Commission would characterize the offering as a primary offering if such ordinary shares were included). If the registration statement is not declared effective timely, we must pay liquidated damages up to 1% of the purchase price paid by the affected investors plus up to 1% for each month after such event and as long as the registration statement is not declared effective.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of ordinary shares by our selling shareholders. We have agreed to bear all expenses relating to the registration of the ordinary shares registered pursuant to the registration statement, of which this prospectus is a part. In the event any of the warrants or options are exercised we would receive the gross proceeds from such exercise (provided the exercise is for cash) and such proceeds will be used for general corporate purposes including working capital.

CAPITALIZATION AND INDEBTEDNESS

        The following table sets forth our short-term debt, long-term debt and capitalization as of December 31, 2006, in U.S. dollars on an actual basis:

December 31, 2006
(in thousands)

Short-term debt	27,854
Long term debt	27,973
Total shareholders' equity	19,430

MARKET PRICE DATA

        Between June 1994 and April 1997, and commencing again on October 31, 1997 until August 2002, our Ordinary Shares were quoted on Nasdaq under the symbol NXUS. Between April 17, 1997, and October 30, 1997, and commencing again as of August 2002 the OTC Bulletin Board reported trading in the Ordinary Shares under the symbol NXUS and later changed to NXUSF. On November 16, 2005, our shares resumed trading on the Nasdaq Capital Market under the symbol NXUS. On February 21, 2006 our shares began trading under a new symbol, PNTR. The table below sets forth the high and low bid prices of our Ordinary Shares, in USD, as reported by Nasdaq or the OTC Bulletin Board during the indicated periods.

Period	High	Low

2007 April	11.31	10.36
2007 March	13.1	10.17
2007 February	14.55	10.31
2007 January	12.47	10.01
2006 December	16.9	10.91
2006 November	25	5.2
2006 Fourth Quarter	25	5.2
2006 Third Quarter	8.7	6.01
2006 Second Quarter	7.36	7.1
2006 First Quarter	8.3	6.9
2005 Fourth Quarter	10.79	6.75
2005 Third Quarter	14	4.9
2005 Second Quarter	17	10
2005 First Quarter	22	11

2006	25	5.2
2005	22	4.9
2004	65	8
2003	33.5	6.5
2002	235	0.8

        In December 19, 2006, we commenced listing our ordinary shares on the TASE in Israel under the symbol “PNTR”. The following table sets forth, for the periods indicated, the high and low reported sales prices, in NIS, of the ordinary shares on the Tel Aviv Stock Exchange:

Period	High	Low

2007 April	43	42
2007 March	46	44
2007 February	52	48
2007 January	46	46
2006 December	67	57

SELLING SHAREHOLDERS

        In accordance with the terms of a registration rights agreement among the Company and the selling stockholders, this prospectus generally covers the resale of the sum of (i) the number of Ordinary Shares issued, and (ii) the aggregate number of Ordinary Shares issued or issuable upon exercise of the related warrants as of the trading day immediately preceding the date the registration statement is initially filed with the SEC.  Because the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.

        The table below sets forth:

—	the names of each of the selling shareholders;
—	the number of ordinary shares beneficially owned by the selling shareholders, as of May 1, 2007;
—	the percentage of our outstanding ordinary shares beneficially owned by each of the selling shareholders as of May 1, 2007;
—	the number of ordinary shares that each selling shareholder is offering under this prospectus;
—	the number of ordinary shares that each selling shareholder will beneficially own assuming the sale of all of the ordinary shares offered by this prospectus; and
—	the percentage of our outstanding ordinary shares that each selling shareholder will beneficially own assuming the sale of all of the ordinary shares offered by this prospectus.

        All of the shares registered hereunder (including 402,500 ordinary shares issuable upon the exercise of warrants) may be sold by certain selling shareholders who acquired their shares pursuant to the Purchase Agreement and subsequent investment agreement. The selling stockholders may sell all, some or none of their shares in this offering.  See “Plan of Distribution.”

        Except as noted below, none of these selling shareholders has held any position or office or had a material relationship with us or any of our affiliates within the past three years, other than as a result of the ownership of our ordinary shares.

Names	Securities Beneficially Owned Prior to Offering			Securities Being Offered		Securities Beneficially Owned upon completion of offering
	Number		Percentage[1]	Number		Number	Percentage

LB I Group Inc.[2]	570,000	[3]	12.28%	570,000	[3]	-	-
Portside Growth and Opportunity Fund[4]	135,000	[5]	3.00%	135,000	[5]	-	-
Fort Mason Master, LP6	471,897	[7]	10.24%	471,897	[7]	-	-
Fort Mason Partners, LP6	30,603	[8]	0.69%	30,603	[8]	-	-

(1)	Percent of shares beneficially owned prior to and after this offering has been determined based on 4,452,875 shares outstanding as of May 1, 2007. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days, notwithstanding the Issuance Limitation as defined in footnote 1 below. Such shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as owned by them.

(2)	LB I Group Inc. is an affiliate of Lehman Brothers Inc., a registered broker-dealer. This selling stockholder has represented to us that it (i) purchased the securities in the ordinary course of business and (ii) did not have an agreement or understanding, directly or indirectly, with any person to distribute the securities at the time it purchased the securities. Lehman Brothers Holdings Inc., a public reporting company, is the ultimate parent company of this selling stockholder.

(3)	Includes 190,000 ordinary shares issuable upon the exercise of a warrant. The warrants provide that in no event shall they be exercisable to the extent that the issuance of shares upon their exercise would result in the beneficial ownership by LB I, of more than 4.99% of our outstanding shares. This mechanism is termed the Issuance Limitation. LB I has the express right to waive the Issuance Limitation upon sixty-one (61) days written notice to us.

(4)	Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

The investment advisor to Portside Growth and Opportunity Fund is Ramius Capital Group, L.L.C. An affiliate of Ramius Capital Group, L.L.C. is a NASD member. However, this affiliate will not sell any shares to be offered by Portside Growth and Opportunity Fund through the prospectus and will receive no compensation whatsoever in connection with sales of shares by Portside Growth and Opportunity Fund through the prospectus.

(5)	Includes 45,000 ordinary shares issuable upon the exercise of a warrant. The warrants provide that in no event shall they be exercisable to the extent that the issuance of shares upon their exercise would result in the beneficial ownership by Portside Growth and Opportunity Fund, or Portside, of more than 4.99% of our outstanding shares. This mechanism is termed the Issuance Limitation. Portside has the express right to waive the Issuance Limitation upon sixty-one (61) days written notice to us.

(6)	Fort Mason Capital, LLC serves as the general partner of each of Master and Partners (collectively the “Fort Mason Funds”) and, in such capacity, exercises sole voting and investment authority with respect to ordinary shares owned by the Fort Mason Funds. Mr. Daniel German serves as the sole managing member of Fort Mason Capital, LLC. Fort Mason Capital, LLC and Mr. German each disclaim beneficial ownership of shares owned by the Fort Mason Funds, except to the extent of its or his pecuniary interest therein, if any.

(7)	The number of shares listed as beneficially owned by Fort Mason Master, L.P. (“Master”) includes 167,500 shares of ordinary shares underlying warrants exercisable as of May 1, 2007. A provision in the warrants held by Master prevents it from exercising the warrants, if Master and its affiliates, which such affiliates include Fort Mason Partners, L.P. (“Partners”), would hold more than 4.99% of Pointer Telocation Ltd.‘s ordinary shares (the “4.99% Master Blocker”). The 4.99% Master Blocker is waivable by Master with 61 days’ notice to Pointer Telocation Ltd.

(8)	The number of shares listed as beneficially owned by Partners includes 10,201 shares of ordinary shares underlying warrants exercisable as of May 1, 2007. A provision in the warrants held by Partners prevents it from exercising the warrants, if Partners and its affiliates, which such affiliates include Master, would hold more than 4.99% of Pointer Telocation Ltd.‘s ordinary shares (the “4.99% Partners Blocker”). The 4.99% Partners Blocker is waivable by Partners with 61 days’ notice to Pointer Telocation Ltd.

PLAN OF DISTRIBUTION

        Each selling shareholder of the ordinary shares and any of their pledgees (which are accredited investors (as defined in Regulation D under the Securities Act) or which are in connection with bona fide margin accounts with a registered broker-dealer or financial institution which is an accredited investor), assignees and successors-in-interest may, from time to time, sell any or all of their ordinary shares on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed, prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or negotiated prices. A selling shareholder may use any one or more of the following methods when selling shares:

—	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

—	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

—	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

—	an exchange distribution in accordance with the rules of the applicable exchange;

—	privately negotiated transactions;

—	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

—	broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;

—	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

—	a combination of any such methods of sale; or

—	any other method permitted pursuant to applicable law.

        The selling shareholder may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

        Broker-dealers engaged by the selling shareholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

        In connection with the sale of the ordinary shares or interests therein, the

        Selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ordinary shares in the course of hedging the positions they assume. The selling shareholders may also sell shares of the ordinary shares short and deliver these securities to close out their short positions and to return borrowed shares in connection with such short sales, or loan or pledge the ordinary shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the ordinary shares. In no event shall any broker dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

        We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We has agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

        In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling shareholders.

        We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling shareholder without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the ordinary shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the ordinary shares by the selling shareholders or any other person.

Expenses of the Offering

        We have incurred, or will incur, approximately $115,000 of expenses in connection with the sale of the ordinary shares covered by this prospectus. We have agreed to incur all of such costs on behalf of the selling shareholders.

DESCRIPTION OF SHARE CAPITAL

        The description of our share capital contained in Item 1 of our registration statement on Form 8-A filed with the SEC on March 17, 1994 under the Exchange Act is hereby incorporated by reference.

FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS

        Under Israeli law, non-residents of Israel who purchase ordinary shares with certain non-Israeli currencies (including dollars) may freely repatriate in such non-Israeli currencies all amounts received in Israeli currency in respect of the ordinary shares, whether as a dividend, as a liquidating distribution, or as proceeds from any sale in Israel of the ordinary shares, provided in each case that any applicable Israeli income tax is paid or withheld on such amounts. The conversion into the non-Israeli currency must be made at the rate of exchange prevailing at the time of conversion.

        Under Israeli law and our company’s Memorandum and Articles of Association both residents and non-residents of Israel may freely hold, vote and trade our ordinary shares.

LEGAL MATTERS

        Certain legal matters in connection with the offering with respect to Israeli law will be passed upon for us by Yigal Arnon & Co., Tel Aviv, Israel, our Israeli counsel. This opinion addresses the authorization and legality of the issuance of the securities registered hereunder.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 20-F for the year ended December 31, 2006 have been audited by Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

MATERIAL CHANGES

        Except as otherwise described in the Annual Report on Form 20-F for the fiscal year ended December 31, 2006 and in the Reports on Form 6-K filed by us under the Exchange Act and incorporated by reference herein, no reportable material changes have occurred since December 31, 2006.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES AND
AGENT FOR SERVICE OF PROCESS IN THE UNITED STATES

        We are incorporated in Israel, most of our executive officers and directors and the Israeli experts named herein are nonresidents of the United States, and a substantial portion of the assets of such persons and of ours are located outside the United States. For further information regarding enforceability of civil liabilities against us and certain other persons, see “Risk Factors – Service of Process and Enforcement of Judgments.”

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        We are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, or the Exchange Act. As a result, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

        We make available annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public or certified public accountant. We prepare our financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States. All references to dollars or $ in this prospectus are to United States dollars, and all references to shekels or NIS are to New Israeli Shekels. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our ordinary shares are listed on the Nasdaq Capital Market, under the symbol “PNTR” All documents that we have filed on the SEC’s EDGAR system are available for retrieval on the SEC’s website at www.sec.gov.

        Form F-3 Registration Statement. We have filed with the Securities and Exchange Commission a registration statement on Form F-3 under the Securities Act with respect to the ordinary shares offered in this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information that you can find in the registration statement. Some parts of the registration statement are omitted from the prospectus in accordance with the rules and regulations of the Securities and Exchange Commission. The statements we make in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, you should refer to the exhibit for a more complete description of the matter involved. The registration statement may be read and copied at the SEC’s public reference rooms as indicated above.

        Incorporation of Certain Information by Reference. The SEC allows us to “incorporate by reference” the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except if it is superseded by information in this prospectus or by later information that we file with the SEC. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained or incorporated by reference in this prospectus. We incorporate by reference the documents listed below, and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered. In addition, we may incorporate by reference into this prospectus our reports on Form 6-K filed after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) if we identify in the report that it is being incorporated by reference in this prospectus. These documents contain important information about us and our financial condition.

—	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed on May 31, 2007;

—	The description of our securities contained in Item 1 of our Registration Statement on Form 8-A filed with the SEC on March 17, 1994 under the Exchange Act and any amendment or report filed for the purpose of updating that description.

        You may request, at no cost, a copy of any documents incorporated by reference herein, excluding all exhibits, unless we have specifically incorporated by reference an exhibit, by writing or telephoning us at:

Pointer Telocation Ltd. 1 Korazin Street Givatayim Israel 53583 972-3-572-3111

Pointer Telocation Ltd.

1,207,500 ORDINARY SHARES

PROSPECTUS

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer to sell or buy any of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date that appears below.

__________, 2007

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Israeli Companies Law-1999, or the Companies Law, provides that a company may include in its articles of association provisions allowing it to:

     1.        partially or fully, exempt in advance, an office holder of the company from his responsibility for damages caused by the breach of his duty of care to the company, except for damages caused to the Company due to any breach of such Office Holder's duty of care towards the company in a "distribution" (as defined in the Companies Law).

     2.        enter into a contract to insure the liability of an office holder of the company by reason of acts or omissions committed in his capacity as an office holder of the company with respect to the following:

     (a)        the breach of his duty of care to the company or any other person;

     (b)        the breach of his fiduciary duty to the company to the extent he acted in good faith and had a reasonable basis to believe that the act or omission would not prejudice the interests of the company; and

     (c)        monetary liabilities or obligations which may be imposed upon him in favor of other persons.

     3.        indemnify an office holder of the company for:

     (a)        monetary liabilities or obligations imposed upon, or actually incurred by, such officer holder in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator's decision approved by a court, by reason of acts or omissions of such officer holder in his or her capacity as an office holder of the company;

     (b)        reasonable litigation expenses, including attorney's fees, actually incurred by such office holder or imposed upon him or her by a court, in an action, suit or proceeding brought against him or her by or on behalf of us or by other persons, or in connection with a criminal action from which he or she was acquitted, or in connection with a criminal action which does not require criminal intent in which he was convicted, in each case by reason of acts or omissions of such officer holder in his or her capacity as an office holder; and

     (c)        reasonable litigation expenses, including attorneys' fees, actually incurred by such office holder due to an investigation or a proceeding instituted against such office holder by an authority competent to administrate such an investigation or proceeding, and that was finalized without the filing of an indictment against such office holder and without any financial obligation imposed on such office holder in lieu of criminal proceedings, or that was finalized without the filing of an indictment against such office holder but with financial obligation imposed on such office holder in lieu of criminal proceedings of a crime which does not require proof of criminal intent, in each case by reason of acts of such officer holder in his or her capacity as an office holder of the company.

        The Companies Law provides that a company's articles of association may provide for indemnification of an office holder post-factum and may also provide that a company may undertake to indemnify an office holder in advance, as described in:

        sub-section 3(a) above, provided such undertaking is limited to and actually sets forth the types of occurrences, which, in the opinion of the company's board of directors based on the current activity of the company, are, at the time such undertaking is provided, foreseeable, and to an amount and degree that the board of directors has determined is reasonable for such indemnification under the circumstances; and

        sub-sections 3(b) and 3(c) above.

        The Companies Law provides that a company may not indemnify or exempt the liabilities of an office holder or enter into an insurance contract which would provide coverage for the liability of an office holder with respect to the following:

        a breach of his fiduciary duty, except to the extent described above;

        a breach of his duty of care, if such breach was done intentionally, recklessly or with disregard of the circumstances of the breach or its consequences;

        an act or omission done with the intent to unlawfully realize personal gain; or

        a fine or monetary settlement imposed upon him.

        Under the Companies Law, the term "office holder" may include a director, managing director, general manager, chief executive officer, executive vice president, vice president, other managers directly subordinate to the managing director and any other person fulfilling or assuming any such position or responsibility without regard to such person's title.

        The grant of an exemption, an undertaking to indemnify or indemnification of, and procurement of insurance coverage for, an office holder of a company requires, pursuant to the Companies Law, the approval of our audit committee and board of directors, and, in certain circumstances, including if the office holder is a director, the approval of our shareholders.

        Our Articles of Association have been amended to allow for indemnification of, and procurement of insurance coverage for our officers and directors to the maximum extent provided for by the Companies Law. We have entered into an insurance contract for directors and officers.

ITEM 9.	EXHIBITS

2.1[1]	English summary of Hebrew language Non-Binding Memorandum of Understanding summarizing the main terms and conditions of the purchase agreement between the Company and Cellocator Ltd., dated March 15, 2007.

4.1*	Memorandum of Association.

4.2**	Amended Articles of Association, adopted August 26, 2003, as amended on May 24, 2004, February 1, 2005, and January 17, 2006.

4.3*	Specimen of Certificate for Ordinary Shares

4.4***	Securities Purchase Agreement among the Company, and the investors signatories thereto, dated April 2, 2007

4.5***	Registration Rights Agreement, dated April 2, 2007

4.6***	Form of Ordinary Share Purchase Warrant

5.1[1]	Opinion of Yigal Arnon & Co.

23.1[1]	Consent of Yigal Arnon & Co. (contained in their opinion constituting Exhibit 5.1)

23.2[1]	Consent of Kost, Forer, Gabbay & Kasierer Certified Public Accountants (Israel)

23.3[1]	Consent of Grant Thornton Argentina S.C. Certified Public Accountants (Argentina).

23.4[1]	Consent of Salles, Sainz - Grant Thornton, S.C. Certified Public Accountants (Mexico).

24	Power of Attorney (included on signature page hereof)

1 Filed herewith

* Incorporated by reference to Registrant’s Registration Statement on Form F-1, File No. 33-76576, as amended, filed with the Commission on June 10, 1994.

** Incorporated by reference to Registrant’s Annual Report on Form 20-F, filed with the Commission on June 27, 2006.

*** Incorporated by reference to Report of Foreign Issuer on Form 6-K, filed with the Commission on April 3, 2007.

ITEM 10.	UNDERTAKINGS

    (a)        The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

    (2)               That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4)        To file a post-effective amendment to the Registration Statement to include any financial statements required by item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to Registration Statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

    (b)        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c)        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Givatayim, Israel, on May 31, 2007.

POINTER TELOCATION LTD. By: /s/ Daniel Stern —————————————— Daniel Stern Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, each director and officer whose signature appears below constitutes and appoints, Yossi Ben Shalom, Daniel Stern and Zvi Fried or either of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments or post-effective amendments to this Registration Statement on Form F-3 and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting such attorneys-in-fact and agents, and each of them, full power and authority to do all such other acts and execute all such other documents as they, or any of them, may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom	Chairman of the Board of Directors	May 31, 2007

/s/ Daniel Stern —————————————— Daniel Stern	President and Chief Executive Officer	May 31, 2007

/s/ Zvi Fried —————————————— Zvi Fried	Chief Financial Officer (Principle Accounting Officer)	May 31, 2007

/s/ Barak Dotan —————————————— Barak Dotan	Director	May 31, 2007

/s/ Ken Lalo —————————————— Ken Lalo	Director	May 31, 2007

/s/ Yoel Rosenthal —————————————— Yoel Rosenthal	Director	May 31, 2007

/s/ Alicia Rotbard —————————————— Alicia Rotbard	Independent Director	May 31, 2007

/s/ Ben Ami Gov —————————————— Ben Ami Gov	Independent Director	May 31, 2007

U.S. Authorized Representative:

/s/ Puglisi & Associates
By: Donald J. Puglisi
Title: Managing Director
May 31, 2007

EXHIBIT INDEX

2.1[1]	English summary of Hebrew language Non-Binding Memorandum of Understanding summarizing the main terms and conditions of the purchase agreement between the Company and Cellocator Ltd., dated March 15, 2007.

4.1*	Memorandum of Association.

4.2**	Amended Articles of Association, adopted August 26, 2003, as amended on May 24, 2004, February 1, 2005, and January 17, 2006.

4.3*	Specimen of Certificate for Ordinary Shares

4.4***	Securities Purchase Agreement among the Company, and the investors signatories thereto, dated April 2, 2007

4.5***	Registration Rights Agreement, dated April 2, 2007

4.6***	Form of Ordinary Share Purchase Warrant

5.1[1]	Opinion of Yigal Arnon & Co.

23.1[1]	Consent of Yigal Arnon & Co. (contained in their opinion constituting Exhibit 5.1)

23.2[1]	Consent of Kost, Forer, Gabbay & Kasierer Certified Public Accountants (Israel)

23.3[1]	Consent of Grant Thornton Argentina S.C. Certified Public Accountants (Argentina).

23.4[1]	Consent of Salles, Sainz - Grant Thornton, S.C. Certified Public Accountants (Mexico).

24	Power of Attorney (included on signature page hereof)

1 Filed herewith

* Incorporated by reference to Registrant’s Registration Statement on Form F-1, File No. 33-76576, as amended, filed with the Commission on June 10, 1994.

** Incorporated by reference to Registrant’s Annual Report on Form 20-F, filed with the Commission on June 27, 2006.

*** Incorporated by reference to Report of Foreign Issuer on Form 6-K, filed with the Commission on April 3, 2007.